UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 07, 2021

Commission File Number 1-14846

_____AngloGold Ashanti Limited_____
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
_____South Africa_____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **DEALING IN SECURITIES BY A PRESCRIBED OFFICER OF ANGLOGOLD ASHANTI LIMITED**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

DEALING IN SECURITIES BY A PRESCRIBED OFFICER OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that a prescribed officer has dealt in securities of the Company, after having received clearance to do so.

Details of the transaction is provided below:

Name of prescribed officer	Graham Ehm
Name of company	AngloGold Ashanti Limited
Nature of transaction	On-market sale of CHESS Depositary Interests**
Class of security	CHESS Depositary Interests
Date of transaction	2 December 2021
Number of securities sold	25,000
Price per securities in Australian Dollars	AUD5.865287
Value of transaction (excluding fees)	AUD146,632.18
Date of transaction	3 December 2021
Number of securities sold	6,000
Price per securities in Australian Dollars	AUD5.800000
Value of transaction (excluding fees)	AUD34,800.00
Date of transaction	6 December 2021
Number of securities sold	15,954
Price per securities in Australian Dollars	AUD5.825605
Value of transaction (excluding fees)	AUD92,941.70
Date of transaction	7 December 2021
Number of securities sold	21,133
Price per share in Australian Dollars	AUD5.805245
Value of transaction (excluding fees)	AUD122,682.24
Nature and extent of interest	Direct, Beneficial
Clearance to deal	Obtained

** 5 CHESS Depositary Interests is equivalent to 1 AngloGold Ashanti ordinary share

ENDS
7 December 2021
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite	+27 11 637 6388/+27 83 301 2481	cnthite@anglogoldashanti.com
Julie Bain	+27 66 364 0038	jbain@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Sabrina Brockman	+1 646 880 4526/ +1 646 379 2555	sbrockman@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 07, 2021

By: /s/ MML MOKOKA

Name: MML Mokoka

Title: Company Secretary